April 1, 2008

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: March 25, 2008 Comment Letter

We have received your letter regarding Sport Chalet, Inc. Form 10-K for the Fiscal Year Ended April 1, 2007 and Form 10-Q for the Fiscal Quarter Ended December 30, 2007.

We are in the process of preparing a response which we anticipate will be on or before April 30, 2008.

Sincerely,

/s/ Howard Kaminsky

Howard Kaminsky
Executive Vice President - Finance,
Chief Financial Officer and Secretary

One Sport Chalet Drive, La Cañada, CA 91011 ● Phone: 818-949-5300 Fax: 818-949-5301
www.sportchalet.com ● Publicly traded on NASDAQ: SPCHA, SPCHB